UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Amendment No. 1
                                       to
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One): ): [X] Form 10-KSB [_] Form 20-F  [_] Form 11-K Form [_]10-QSB
                [_] Form 10-D   [_] Form N-SAR [_] Form N-CSR


For Period Ended: December 31, 2006                          SEC FILE NUMBER
[_] Transition Report on Form 10-KSB                            333- 135330
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-QSB
[_] Transition Report on Form N-SAR

For the Transition Period Ended:___________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION


KH Funding Company
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Full Name of Registrant


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Former Name if Applicable


10801 Lockwood Drive, Suite 370
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Address of Principal Executive Office (Street and Number)


Silver Spring, Maryland 20901
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]  (b)   The subject annual report, semi-annual report, transition report on
            Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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


PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-KSB for the year ended December 31, 2006 will not be submitted by the deadline due to (i) the need by our independent accountants of additional time to complete their reviews and procedures, and (ii) internal delays that have resulted in our inability to complete an analysis of all financial and non-financial information needed to be included in the report. The Registrant expects to file the Form 10-KSB on or before April 6, 2007. The statement of Stegman & Company, the Registrant's independent registered accountants, is attached as Exhibit A.

The Company currently does not believe that there will be any significant adjustments to prior periods.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

      Robert L. Harris              (301)               592-8100
   -----------------------    -------------------   -------------------
           (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               KH Funding Company
                 ----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 2, 2007          By: /s/ Robert L. Harris
                             -------------------------------------
                             Robert L. Harris
                             President and Chief Executive Officer



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                                    EXHIBIT A

                               AUDITOR'S STATEMENT


April 2, 2007

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Ladies and Gentlemen:

In connection with the Notification of Late Filing on Form 12b-25 to be filed by KH Funding Company (the "Company") with respect to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, this is to advise you pursuant to Rule 12b-25(c) that we will be unable to complete our audit of the Company and render our opinion by the prescribed time period for filing the Company's Form 10-K due to ongoing audit work. We expect to complete our audit work by April 6, 2007.


                                          Very truly yours,



                                          /s/ Stegman & Company

                                          STEGMAN & COMPANY

Baltimore, Maryland

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